

June 25, 2015

Freddie M. Kotek
Chairman and Chief Executive Officer
Atlas Resources, LLC
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275

> **Re:** **Atlas Resources Public #16-2007 (A) L.P.**
> **Annual Report on Form 10-K**
> **Filed March 31, 2015**
> **File No. 0-53179**
> **Atlas Resources Public #18-2008 (A) L.P.**
> **Annual Report on Form 10-K**
> **Filed March 31, 2015**
> **File No. 333-150925-03**
> **Atlas Resources Public #18-2009 (B) L.P.**
> **Annual Report on Form 10-K**
> **Filed March 31, 2015**
> **File No. 333-150925-02**
> **Atlas Resources Public #18-2009 (C) L.P.**
> **Annual Report on Form 10-K**
> **Filed March 31, 2015**
> **File No. 333-150925-01**

Dear Mr. Kotek:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Freddie M. Kotek
Atlas Resources Public #16-2007 (A) L.P.
Atlas Resources Public #18-2008 (A) L.P.
Atlas Resources Public #18-2009 (B) L.P.
Atlas Resources Public #18-2009 (C) L.P.
June 25, 2015
Page 2

Signatures

1.   Please provide your analysis as to whether the report has been signed by all relevant parties. In that regard, we note the following:

- Given the recent changes in the ownership of the general partner of Atlas Resource Partners, L.P., it is not clear why Atlas Energy L.P. is included in the signature section of the report. As a result, the capacity in which Messrs. Kotek and McGrath are signing the report is not clear, and therefore it is not clear whether the report has been signed on behalf of all relevant parties.

- Instruction D to Form 10-K provides that where the registrant is a limited partnership, the report must be signed by the majority of the board of directors of any corporate general partner who signs the report. However, it is not clear whether a majority of the board of directors of the registrant's general partner has signed the report. In that regard, we note that it is not clear from the disclosure in "Item 10: Directors, Executive Officers, and Corporate Governance" whether Mr. Jones continues to serve as a director of the general partner. For example, the disclosure in that section makes reference to his service as director of the general partner until February 2015, but also provides a discussion of his qualifications to serve on the board of directors of your general partner. Please tell us whether the report has been signed by a majority of the board of directors of the registrant's general partner.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Freddie M. Kotek
Atlas Resources Public #16-2007 (A) L.P.
Atlas Resources Public #18-2008 (A) L.P.
Atlas Resources Public #18-2009 (B) L.P.
Atlas Resources Public #18-2009 (C) L.P.
June 25, 2015
Page 3

   Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director